EXHIBIT 99.03

New appointment of Senior Executive Vice President of the Company

Date of events: 2016/11/11

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2016/11/11

3.Name, title, and resume of the replaced person:Hsiu-Gu Huang, Senior Executive Vice President of the Company; Master’s degree in Management Science from the National Chiao Tung University.

4.Name, title, and resume of the replacement:Kuo-Feng Lin, President of the Mobile Business Group; Electronic Engineering department from Provincial Taipei Institute of Technology.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): position adjustment

6.Reason for the change:position adjustment

7.Effective date:2016/11/11

8.Any other matters that need to be specified:None